

January 31, 2011

Nicholas Sorge, Sr.
Principal Executive Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, NY 11713

>   **Re: Empire Global Gaming, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed January 19, 2011**
>   **File No. 333-169531**

Dear Mr. Sorge:

We have reviewed your responses to the comments in our letter dated January 7, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 3

Our Business, page 3

1. We note your disclosure in the fourth paragraph that you do not have an alternative plan of operation if at least 25% of the shares in this offering are not sold. Please revise the prospectus throughout to clarify that you do not have an alternative plan of operation below the 25% threshold including, but not limited to, appropriate risk factors to clearly inform investors that any investments made prior to the 25% threshold being achieved is subject to substantial risk of loss because you do not have a plan of operation prior to the achievement of that funding threshold. Please also revise to explain whether you will continue to sell casino products on your website and cease your plans to enter into royalty agreements with casinos for your patented roulette games if you sell less than 25% of the offered shares. Lastly, revise the prospectus throughout to add balancing language regarding your intention to seek approval from certain gaming control boards only if certain funding thresholds are achieved.

2. We note your response to prior comment three, the disclosure on page three that you are unable to obtain patent royalty payment data from the casinos and the disclosure on page 25 which states that "patent royalty payments differ from equipment rental rates." Please provide balancing disclosure throughout the prospectus and include a risk factor to address the risk of projecting patent royalty payment estimates when you are unable to obtain patent royalty payment data from the casinos.

3. We note your disclosure in the fifth paragraph that "Management will be able to demonstrate that the permitted roulette games are fairer to both gambling patron and the casino." Please revise here and throughout the prospectus to balance the disclosure by stating that you cannot provide any assurances that Management will be able to demonstrate to the casinos and patrons that your roulette games are fairer.

Risk Factors, page 6

We must raise $100,000 in the next eleven months, page 6

4. We note your disclosure that after underwriting cost of $22,150 the net proceeds will be $77,850 or $12,975 per month for the next five months. Please revise the aforementioned calculation as we note that $77,850 divided by six months equates to $12,975 per month. Please also revise to clarify that you have enough cash on hand for the next five months and that the net proceeds of $77,850 or $12,975 per month will be used for the subsequent six months which in the aggregate provides the cash necessary to operate for the next eleven months. Please also revise the fifth paragraph of the Use of Proceeds section on page 16 and the second paragraph of the Cash Flows and Capital Resources section on page 34 accordingly.

We compete in a single industry, page 12

5. Please reconcile your disclosure that you contemplate entering into month to month agreements with your customers with your disclosure in the Prospectus Summary section on page three that you expect your contracts with casinos to provide for minimum terms of two years to as long as five years. Please also revise the risk factor accordingly.

Use of Proceeds, page 15

6. We note your response to our prior comment four and reissue in part. We note that the 50%, 75% and 100% columns of the Use of Proceeds table do not allocate any proceeds to Legal – Gaming Licenses (NJ). We also note that the 100% column of the Use of Proceeds table does not allocate any proceeds to Legal – Gaming Licenses (NV). Please reconcile this Use of Proceeds allocation with your proposed plan of operation on pages 29-30 which are dependent upon your licensed roulette games obtaining approval from the State of New Jersey and the State of Nevada gaming control boards.

7. We note your footnote annotation to the 25% column of the Use of Proceeds table that no funds have been allocated to advertising because approvals of the roulette games must be obtained before advertising can be commenced. Please reconcile this disclosure with your allocation of $100,000 of proceeds to Legal – Gaming Licenses (NJ) in the 25% column of the Use of Proceeds table which indicates that you will be seeking such approvals at this funding level.

8. Please revise the 100% column of the Use of Proceeds table to ensure that the individual itemized amounts equate to the aggregate net proceeds amount of $2,478,000.

Summary of Exclusive License Agreement, page 26

9. We note disclosure in the third full paragraph that you purchase your casino products from American Casino Equipment Manufacturer (ACEM) and intend to sub-contract for manufacture and delivery of "products" with ACEM. Please revise to describe the products that ACEM will manufacture and produce for you. Also revise to disclose the material terms of any related material agreement and file such agreement in an amendment to the registration statement.

Plan of Operations – In General, page 27

10. We note that the first seven paragraphs of this section on pages 27-28 appear to be a repeat of the first seven paragraphs of the Description of Business section on pages 25-26. Please revise these sections to eliminate any unnecessary repetition.

11. We note your response to our prior comment seven and the disclosure that the "permitting process will take between six and twelve months." Please revise to provide greater details with respect to your expectations regarding the time it will take to file the applications with the respective gaming control boards, receive approval, commence marketing and sales and generate revenues in this line of business for each respective plan of operation. To the extent your disclosure is based on management's current estimates and the actual timing may vary from your expectations, please include disclosure to that effect.

12. We note your response to our prior comment eight and reissue. We note that you have included disclosure regarding the licensing of your patent roulette games in the State of New Jersey and the State of Nevada if 25% and 75%, respectfully, of the funding is achieved. If alternative plan of operations will be pursued at different funding thresholds (below 25%, 25%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operation. Please also revise the Prospectus Summary section on page three, the Use of Proceeds section on page 15, the Company Overview, Business Development, History and Organization section on page 25, the Plan of Operations – In General section on page 27, the Business Strategy section on page 32, and the Cash Flows and Capital Resources section on page 34 to clarify in greater detail the alternative plan of operations at the different funding thresholds.

Patents, page 30

13. We note your disclosure here and in the Prospectus Summary section on page three that you will convert a casino's existing roulette tables to the patented games upon entering into royalty contracts. We also note your disclosure here that you may assemble certain roulette table covers and wheel inserts for casino customers for a service charge. Please revise to disclose in greater detail the expected service charge and any other charges, fees or potential revenue streams associated with your anticipated royalty contracts or clarify that such services will be included in the royalty payments.

Cash Flows and Capital Resources, page 34

14. Please reconcile your disclosure in the first paragraph that you need a minimum of $100,000, in addition to cash on hand, to satisfy your cash requirements for the next twelve months with your disclosure in the second paragraph that such minimum amount plus cash on hand will only satisfy your cash requirements for the next eleven months.

15. Please reconcile your disclosure in the second sentence of the second paragraph that you must raise a minimum of $100,000 in the next eleven months or you may have to temporarily or permanently cease operations with your disclosure in the third sentence that you only have enough cash on hand to satisfy your cash requirements for the next five months. Please also revise the fourth paragraph of the Prospectus Summary on page three, the last risk factor on page six, and the fifth paragraph of the Use of Proceeds section on page 16 accordingly.

Security Ownership of Certain Beneficial Owners, page 36

16. We note that you have provided information for this section as of December 7, 2010. Please revise to provide information as of the most recent practicable date.

Audited Financial Statements

Age of Financial Statements

17. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

18. We have reviewed your revisions made in response to prior comment 13. Please revise the disclosure to clarify that the accompanying auditor's report on the financial statements of Empire Global Gaming, Inc. is included in the Form S-1/A Registration Statement under the Securities Act of 1933, as amended, and that you have consented to inclusion of such report in the Registration Statement. Also expand to re-include the

previous disclosure that you consent to being named as an Expert in such Registration Statement as shown under the heading Interests of Named Experts (see page 24). The amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Henry C. Casden
    Attorney at Law
    Fax: (760) 406-5799